

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

June 17, 2011

<u>Via Facsimile and U.S. Mail</u>

Kevin Friedmann, Esq.
Richardson & Patel LLP
750 Third Avenue, Ninth Floor
New York, NY 10017

> **Re: Optionable, Inc.**
> **Schedule TO-T filed on June 13, 2011**
> **Filed by Mark Nordlicht**
> **File No. 5-82968**

Dear Mr. Friedmann:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase

What are the most significant conditions to the Offer, page iii

1. We note that the offer is conditioned upon there being tendered a number of shares which together with the shares already owned by the bidder represents at least 10% of the total number of shares outstanding. Please revise the Minimum Condition to state the approximate number of shares required to be tendered in the offer. We note that the bidder already owns 9.5% so it appears that only 0.5% would need to be tendered in order to meet the Minimum Condition.

2. We note that you may determine in your "sole discretion" whether certain offer conditions have occurred or are satisfied. In the absence of any objective criteria, such as a standard of reasonableness, satisfaction of the offer conditions in the

sole discretion of the bidder results in the offer being deemed illusory. Please revise to include an objective standard for the determination of whether a condition has been satisfied. See Section 14(e) of the Exchange Act.

3. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Please revise the Section 203 Condition and the Impairment Condition since it is not apparent that shareholders will understand what events or non-events would "trigger" the condition, allowing you to abandon the offer.

4. We note the bidder's right to waive conditions. If the bidder decides to waive any material conditions, please note that he must expressly announce his decision in a manner reasonably calculated to inform security holders of the waiver. In this regard, it appears that the waiver of the Minimum Condition, the Section 203 Condition or the Impairment Condition would constitute a material change requiring that at least five business days remain in the offer after such waiver. Please provide us with the bidder's views on this issue and whether or not waiver of the remaining conditions will constitute a material change. See Rule 14d-4(d).

Determination of Validity, page 7

5. Please explain to us the purpose of the language that your interpretation of the terms of the offer will be final and binding. Please disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations.

Certain Information Concerning Optionable, page 10

6. Please revise to describe in further detail the pending legal proceedings. Refer to Item 11 of Schedule TO and corresponding Item 1011(a)(5) of Regulation M-A.

Certain Information Concerning the Purchaser, page 10

7. We note that in the third paragraph the disclosure states that the Purchaser "does not beneficially own or have any right to acquire, directly or indirectly, any Shares." Please revise or delete this sentence since elsewhere in the disclosure you state that the bidder beneficially owns 9.5% of the outstanding Shares.

Purpose of the Offer…, page 12

8. We note that the bidder believes that Optionable has a "valuable legal claim for damages" and would like to initiate legal proceedings. Please revise to describe the legal claim and the relief sought.

Conditions of the Offer, page 14

9. Please refer to disclosure relating to the bidder's failure to exercise any of the rights described in the last sentence under this section. This language implies that once a condition is triggered, the bidder must decide whether or not to assert it. Please note that when a condition is triggered and the bidder decides to proceed with the offer anyway, the staff believes that this constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, the bidder may be required to extend the offer and redisseminate new disclosure to security holders. The bidder may not, as this language suggests, simply fail to assert a triggered condition and effectively waive it without officially doing so. Please confirm your understanding supplementally, or revise your disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each bidder acknowledging that:

·   the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions